5/23

08002793

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiei Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

FILE NO. 82- 00230

FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 5/28/08

RECEIVED
2008 MAY 23 A 6:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2-28-07
AR/S

2007 ANNUAL REPORT

March 1,2006 - February 28,2007

The Daiei, Inc.

Performance Overview

To establish our vision "Mainichi Genki-na My Store (Provide energies to our customers everyday)", the Daiei Group implemented various measures in accordance with the Daiei Group Business Plan (hereinafter "Business Plan") and approached to increase its enterprise value and to improve its financial condition.

One of the approaches to increase its enterprise value in the aspect of strengthening the sales capabilities was on-site revitalization. Through the activities to deepen the understanding to new "Daiei Group Mission", "One Step, One Voice (Make closer approach to our customers)" activities has been taken place to become every store to be No.1 customer satisfactory store in its area.

Moreover, to provide satisfactory service to the customers, the Daiei ("the Company") established five training centers for employees to learn and train sales skill and food-processing skill. A total of 33,000 employees joined the training program.

As the Foodstuffs division's approach, new private bland for processed food "Oishiku Tabetai (Want to have delicious food)" was established in March 2006 with the concept of "Oishiku Tabete Genki-de Tanoshii Mainichi (Have delicious food and fun everyday)". In June 2006, existing private bland "Savings" renewed the logo and package design.

As the Household division's approach, private bland "SALIV" changed the concept to "Simple but has ideas" and introduced new items and renewed the existing items.

As the Clothing and Accessories divisions' approach, with actively utilizing the third parties' know-how, improvement of visual merchandising of the sales floors and arrangement of the sales floors to meet with customers' characteristic have been taken place.

As for the store renovations, to improve the sales floors to meet with the characteristic of each store and its customers, many popular tenants were introduced. Such approach also aimed to improve the attractiveness of the stores as a whole and to make synergy to the directly operated floors and floors operated by specialty stores of subsidiaries, and to provide the customers shopping with fun and excitement. Shoppers Plaza Ebina was renovated in October 2006 and the store engaged with OPA, the Company's subsidiary which mainly operates commercial property, to introduce the concept of property management to strengthen the management of the overall facilities' operation and realize the synergy of directly operated floors and tenant floors.

As for the new opening of supermarkets, each the Company, Gourmet City Kyushu and Gourmet City Kinki opened 1(one) and Big-A opened 13(thirteen) stores.

As for the improvement of efficiency of operation, the Company approached restructuring of the IT system. New POS system was introduced to 178 stores by the end of February 2007. With the introduction of new POS system, improvement of accuracy of orders, reduction of the time to register the purchase and other measures to strengthen the operating power and improvement of customer satisfactory will be taken place.

As for the point cards, they could use only at the food floors of issued store, however, new point card program "Heart Point Card" has been introducing and the points can be used at all the floors and can aggregate all the points of any stores. Since August 2006, the new program has been introduced along with the new Pos system to improve customers' convenience.

As for the financial business, OMC Card, Inc. (hereinafter "OMC") expanded the unique credit business to win the competitive situation in the credit sales business. OMC set the "card business" as its core business and offered various services to its card members which meet their lifestyle and life stage as its "membership business", and "outsourcing business" which offered its business operation and system was another strategy to expand its business.

As for the other business, to expand the value of the commercial facilities operating business, OPA co., ltd. was split from Jujiya to specialize in the business in March 2006.

As for the restructuring of group business, 11(eleven) consolidated subsidiaries which had operated real estate business were merged into the Company in July 2006. And 4(four) subsidiaries including Loyal Cook were dissolved.

Also, to make the interest bearing debts to the appropriate amount, sales of fixed assets and sales of 7(seven) subsidiaries were implemented.

As the consolidated results for the current period, mainly due to unstable weather, the restructuring implemented in the last period (store closures, sales and dissolutions of consolidated subsidiaries), decrease of wholesale, the operating revenues resulted ¥1,284 billion which was 23.4% decrease from the previous period.

As for the income from operations, despite the decrease of OMC's income from operations and sales of subsidiaries, due to the drastic improvement of the income from the operations of the Company, it result ¥48 billion which was 8.5% increase from the previous period. As for the ordinary income, due to the increase of the operating income, decrease of interest payment from the decrease of interest baring debts and improvement of the profit of equity-method affiliates, it result ¥37 billion which was 53.7% increase from the previous period. Extraordinary profit was ¥90 billion mainly due to gain on the sales of fixed assets and reversal of allowance for loss on business restructuring. Extraordinary loss was ¥77 billion mainly due to loss on impairment of fixed assets and allowance for interest return loss. As the result net income was ¥41 billion.

As for the results by segment, operating revenues of retail business was ¥1,035 billion which was 26.1% decrease mainly due to the restructuring such as the closures of non-profitable stores and sales or dissolution of the consolidated subsidiaries implemented in the previous period and decrease of wholesale. Operating income was drastically improved to ¥8 billion which was ¥9 billion increase due to above mentioned restructuring and implementing of cost-cutting measures.

As for the finance business, operating revenues was ¥167 billion which was 2.3% increase from the previous period due to OMC's efforts of expansion of new business partners in credit sales business and card membership, however, operating income was ¥34 billion which was 8.8% decrease mainly due to additional recognition of bad debts related expenses.

As for other business, operating revenue was ¥160 billion which was 30.9% decrease from the previous period and operating income was ¥7 billion which was 26.3% decrease from the previous period mainly due to the sale of consolidated subsidiaries.

State of cash flow

Net cash and cash equivalents (hereinafter "Cash") by the end of the current period was ¥126 billion which was ¥43 billion decrease from the end of the previous period.

Cash flows during the current period were as follows.

[Cash flow from operating activities]

Cash flow from operating activities was negative of ¥12 billion which was ¥24 billion decreased from the previous period. Main reason of such decrease was increase of account receivable from card loan business conducted by the financial services subsidiary and it resulted ¥64 billion decreased of the Cash which was ¥64 billion decreased from the previous period.

[Cash flow from investing activities]

Cash flow from investing activities was positive of ¥148 billion which was ¥33 billion increase from the previous period. Main reason of such increase was increased income from sales of property and equipment which was ¥159 billion which was ¥132 billion increase from the previous period despite of decreased income from sales of investment securities which was ¥71 billion decrease from the previous period.

[Cash flow from financing activities]

Cash flow from financing activities was negative of ¥179 billion which was ¥16 billion decreased from the previous period. Main reasons of such decrease were ¥200 billion decrease of cash by repayment of long-term debts which was ¥111 billion decrease from the previous period despite of ¥23 billion increase of cash by short-term debts and cash increase in the previous period by issuance of stocks which resulted ¥72 billion decrease from the previous period.

Looking Forward

The Company established "New Daiei Group Mid-term Business Plan". The Company defined the term as final phase of completion of the revival and implements various measures to establish the stable profit-making structure and further improvement of the financial conditions. All Daiei Group unite to complete the revival and future growth.

To establish the stable profit-making structure, in retail business, the Company will increase the attractiveness of the stores by utilize all the power of the subsidiaries and establish the operation to receive continuous supports from the customers and business partners.

The Company will realize the sales formation and merchandising to meet with the needs of area which each store locates. To improve customer satisfactory, the Company will strengthen the functions of merchandise development, area buying and distribution. Also, the Company will promote training of the employees by utilizing training centers. Furthermore, the Company will continue to renovate the existing stores to adjust to the characteristic of each store. The Company will also make timely and appropriate adjustment of merchandising and sales floors for the already renovated stores to make further improvement of attractiveness of the stores. The Company will lower the cost of sales, adjust the level of inventories and review the store operation to standardize the work flow to improve the profit making structure.

As for the financing business, OMC will provide services which meet the lifestyle and life stage of the customers coming to the stores. Such membership business will generate the competitiveness to the competitors and maintain, and OMC will expand the market share in the business and promote the reformation of business structure to improve the efficiency of management.

To make further improvement of the financial conditions, the Companies focus to the higher efficiency investment to highly utilize the cash funds, and will decrease the interest bearing debts by further sales of assets to improve the financial condition to prepare for the risk of rising interest rate.

The Company, AEON Co., ltd. and Marubeni Corporation agreed upon the capital and business alliance in March 2007 and entered into business alliance agreement. Daiei Group will promote the measures to utilize the advantage of business volume and share the management resources and know-how to realize further efficiency and accelerate various reformations. Also Marubeni, which has strong relationship with both the Company and AEON, will provide various suggestions and services as the general trading company and the Company utilizes such suggestions and services to make the growth of the enterprise value.

Five-Year Summary

Years Ended February 28 or 29

	Millions of yen				
	2007	2006	2005	2004	2003
For the year:					
Operating revenues	¥1,283,888	¥1,675,127	¥1,833,818	¥1,993,619	¥2,197,533
Net sales	1,046,958	1,431,508	1,592,660	1,752,032	1,957,947
Real estate revenues	46,612	52,589	45,279	52,287	51,493
Other	190,318	191,030	195,879	189,300	188,093
Cost of Sales	734,887	1,050,785	1,154,640	1,263,910	1,400,894
Selling, general and administrative expenses	500,693	579,815	636,788	678,054	755,866
Income from operations	48,308	44,527	42,390	51,655	40,773
Net interest expense	-11,094	-14,451	-14,323	-16,616	-19,897
Net income (loss)	41,298	413,160	-511,198	18,148	135,387
Per 10 shares of common stock (in yen):					
Net income (loss)	¥2,085.79	¥23,717.43	¥-80,642.72	¥2,329.75	¥29,094.25
Cash dividends applicable to the year	0	0	0	0	0

Per share information have been adjusted to reflect the reverse stock split (one for ten) that take effect on May 10, 2005.

	2007	2006	2005	2004	2003
At year-end:					
Current assets	¥699,493	¥709,786	¥779,192	¥828,692	¥721,095
Inventories	51,436	55,975	74,845	91,243	98,686
Property and equipment, at net book value	215,038	365,805	458,812	918,077	1,011,433
Total assets	1,139,409	1,343,307	1,626,800	2,260,782	2,278,225
Equity	188,659	112,632	-412,098	88,525	66,119
Average number shares outstanding (in thousands)	98,263	89,497	433,120	378,599	333,539

Merchandise Mix

	2007	2006	2005	2004	2003
Foodstuffs	55%	50%	49%	46%	43%
Clothing and personal care products	15	16	18	19	19
Household items, others	20	21	20	21	24
Wholesale	10	13	13	14	14
Total	100%	100%	100%	100%	100%
Net sales:					
Billions of yen	¥1,047	¥1,432	¥1,593	¥1,752	¥1,958
Millions of U.S.dollars	$8,873	$12,136	$13,500	$14,847	$16,593

The U.S.dollar amounts in this report have been obtained by converting the Japanese yen amounts at the exchange rate of ¥118 to $1.00 as of February 28, 2007.

Number of Stores

	2007	2006	2005	2004	2003
Superstores					
Company	205	210	263	266	265
Subsidiaries	245	234	258	263	260
Total	450	444	521	529	525
Specialty stores *	659	480	1,111	1,148	1,395

* Includes subsidiaries and franchisees.

Sales Floor Space (Thousands of square meters)

	2007	2006	2005	2004	2003
Superstores					
Company	1,200	1,389	1,860	1,892	1,967
Subsidiaries	286	285	375	340	390
Total	1,486	1,674	2,235	2,232	2,357
Specialty stores *	140	124	150	159	174

* Includes subsidiaries and franchisees.

The Daiei, Inc. and Subsidiaries

Consolidated Balance Sheets
February 28, 2007 and 2006

ASSETS	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2007
CURRENT ASSETS:			
Cash and cash equivalents (Note 6)	¥ 126,359	¥ 169,336	$ 1,070,839
Time deposits (Note 6)	30	4,643	254
Notes and accounts receivable:			
Financing—primarily to consumers	356,993	303,767	3,025,365
Affiliates	8,011	952	67,890
Other—principally trade	172,818	185,400	1,464,559
Allowance for doubtful accounts	(41,871)	(34,562)	(354,839)
Inventories (Note 6)	51,436	55,975	435,898
Deferred tax assets (Note 11)	13,818	11,954	117,102
Prepaid expenses	11,899	12,321	100,839
Total current assets	699,493	709,786	5,927,907
PROPERTY AND EQUIPMENT (Notes 5 and 6):			
Land (Note 12)	117,453	203,830	995,364
Buildings and structures	303,048	456,959	2,568,204
Equipment and fixtures	163,218	202,445	1,383,203
Other	11,690	22,145	99,068
Total	595,409	885,379	5,045,839
Accumulated depreciation	(380,371)	(519,574)	(3,223,483)
Net property and equipment	215,038	365,805	1,822,356
INVESTMENTS AND OTHER ASSETS:			
Lease deposits and loans to lessors (Notes 5, 6 and 10)	153,150	205,208	1,297,882
Investment securities (Notes 4 and 6)	4,737	6,393	40,144
Investments in and lease deposits to affiliates (Note 6)	22,418	19,097	189,983
Goodwill	10,545	11,563	89,364
Deferred tax assets (Note 11)	10,703	2,223	90,703
Other (Note 6)	56,270	62,548	476,864
Allowance for doubtful accounts	(32,945)	(39,316)	(279,195)
Total investments and other assets	224,878	267,716	1,905,745
TOTAL	¥ 1,139,409	¥ 1,343,307	$ 9,656,008

See notes to consolidated financial statements.

LIABILITIES AND EQUITY	Millions of Yen 2007	2006	Thousands of U.S. Dollars (Note 1) 2007
CURRENT LIABILITIES:			
Short-term borrowings (Note 6)	¥ 83,542	¥ 61,230	$ 707,983
Current portion of long-term debt (Note 6)	330,663	200,563	2,802,229
Accounts payable—primarily trade (Note 6)	158,640	170,976	1,344,406
Accrued expenses	15,080	17,317	127,797
Accrued income taxes (Note 11)	14,119	4,203	119,652
Deferred tax liabilities (Note 11)	4,357	674	36,924
Total current liabilities	606,401	454,963	5,138,991
LONG-TERM LIABILITIES:			
Long-term debt, less current portion (Note 6)	228,201	559,909	1,933,907
Lease deposits from lessees (Note 10)	28,958	35,906	245,407
Employees' retirement benefits (Note 7)	22,528	25,004	190,915
Allowance for business revitalization (Note 3.h)	21,894	95,963	185,542
Deferred tax liabilities (Note 11)	14,278	19,643	121,000
Allowance for losses on interest refunds (Note 3.i)	18,914		160,288
Other (Notes 6 and 10)	9,576	8,000	81,153
Total long-term liabilities	344,349	744,425	2,918,212
MINORITY INTERESTS		31,287	
CONTINGENT LIABILITIES (Note 14)			
EQUITY (Note 8):			
Capital stock	56,517	56,517	478,958
Common stock—authorized, 207,000 thousand shares in 2007 and 2006			
Classified stock—authorized, 100,000 thousand shares in 2007 and 2006			
Capital surplus	56,501	175,851	478,822
Retained earnings (deficit)	28,742	(137,794)	243,576
Net unrealized gain on available-for-sale securities	603	1,486	5,110
Land revaluation surplus (Note 12)	13,518	19,427	114,559
Foreign currency translation adjustments	105	66	890
Treasury stock—at cost (Note 6)	(2,934)	(2,921)	(24,864)
Total	153,052	112,632	1,297,051
Minority interests	35,607		301,754
Total equity	188,659	112,632	1,598,805
TOTAL	¥ 1,139,409	¥ 1,343,307	$ 9,656,008

The Daiei, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended February 28, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
OPERATING REVENUES	¥ 1,283,888	¥ 1,675,127	$ 10,880,407
COSTS AND OPERATING EXPENSES:			
Cost of revenues	734,887	1,050,785	6,227,856
Selling, general and administrative expenses (Note 10)	500,693	579,815	4,243,161
Total costs and operating expenses	1,235,580	1,630,600	10,471,017
INCOME FROM OPERATIONS	48,308	44,527	409,390
OTHER INCOME (EXPENSES):			
Net interest expense	(11,094)	(14,451)	(94,017)
Equity in earnings (losses) of affiliates	872	(3,653)	7,390
Gain from debt forgiveness (Note 2)		400,420	
Gain on sales of investment securities	6,417	46,833	54,381
Reversal of allowance for business revitalization	26,036	17,817	220,644
Gain on sales of property and equipment	43,652	15,018	369,932
Gain on sales of investment in subsidiaries and affiliates	7,322	8,180	62,051
Impairment loss on long-lived assets (Note 5)	(42,086)	(54,900)	(356,661)
Provision for losses on interest refunds (Note 3.i)	(10,958)		(92,864)
Loss on disposal of property and equipment	(6,072)	(5,126)	(51,458)
Other—net	(12,306)	(14,163)	(104,288)
Other income—net	1,783	395,975	15,110
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	50,091	440,502	424,500
INCOME TAXES (Note 11):			
Current	13,465	3,025	114,110
Deferred	(12,110)	10,409	(102,627)
Total income taxes	1,355	13,434	11,483
MINORITY INTERESTS IN NET INCOME	7,438	13,908	63,034
NET INCOME	¥ 41,298	¥ 413,160	$ 349,983

	Yen		U.S. Dollars
PER SHARE OF COMMON STOCK (Note 17):			
Net income	¥ 208.58	¥ 2,371.74	$ 1.77
Diluted net income	208.47	2,205.20	1.77

See notes to consolidated financial statements.

The Daiei, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity
Years Ended February 28, 2007 and 2006

	Thousands			Millions of Yen									
	Issued Number of Shares		Treasury Stock Number of Shares										
	Common Stock	Classified Stock	Common Stock	Capital Stock	Capital Surplus	Retained Earnings (Deficit)	Net Unrealized Gain on Available-for-sale Securities	Land Revaluation Surplus	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, MARCH 1, 2005	449,918	229,000	(7,860)	¥ 119,510	¥ 827	¥ (547,934)	¥ 5,531	¥ 13,143	¥ (287)	¥ (2,881)	¥ (412,098)		¥ (412,098)
Net income						413,160					413,160		413,160
Conversion of classified shares to common shares (Note 2)	181,077	(40,000)											
Reverse stock split (Note 2)	(567,895)												
The capital reduction without compensation (Note 2)		(189,000)		(119,010)	119,010								
Stock-for-stock exchange (Note 2)	2,960				30						30		30
Allotment of common stock to third parties (Note 2)	33,245			18,517	18,484						37,001		37,001
Allotment of classified stock to third parties (Note 2)		99,734		37,500	37,500						75,000		75,000
Treasury stock acquired and disposed—net			6,822							(33)	(33)		(33)
Change of deferred tax liabilities concerning land revaluation (Note 12)								101			101		101
Change of land revaluation surplus due to sale of land and recognition of impairment loss						(6,183)		6,183					
Adjustment of deficit for an excluded affiliate						3,186					3,186		3,186
Net unrealized loss on available-for-sale securities							(4,045)				(4,045)		(4,045)
Bonuses to directors and corporate auditors						(23)					(23)		(23)
Foreign currency translation adjustments									353		353		353
BALANCE, FEBRUARY 28, 2006	99,305	99,734	(1,038)	56,517	175,851	(137,794)	1,486	19,427	66	(2,921)	112,632		112,632
Reclassified balance as of February 28, 2006 (Note 3 r)												¥ 31,287	31,287
Net income						41,298					41,298		41,298
Transfer of capital surplus					(119,350)	119,350							
Treasury stock acquired and disposed—net			(6)							(13)	(13)		(13)
Change of land revaluation surplus due to sale of land and recognition of impairment loss						5,909		(5,909)					
Bonuses to directors and corporate auditors						(21)					(21)		(21)
Net change in the year							(883)		39		(844)	4,320	3,476
BALANCE, FEBRUARY 28, 2007	99,305	99,734	(1,044)	¥ 56,517	¥ 56,501	¥ 21,742	¥ 603	¥ 13,518	¥ 105	¥ (2,934)	¥ 153,052	¥ 35,607	¥ 188,659

The Daiei, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity
Years Ended February 28, 2007 and 2006

	Thousands of U.S. Dollars (Note 1)									
	Capital Stock	Capital Surplus	Retained Earnings (Deficit)	Net Unrealized Gain on Available-for-sale Securities	Land Revaluation Surplus	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, FEBRUARY 28, 2006	$ 478,958	$ 1,490,263	$ (1,167,746)	$ 12,593	$ 164,635	$ 559	$ (24,754)	$ 954,508		$ 954,508
Reclassified balance as of February 28, 2006 (Note 3.r)									$ 265,144	265,144
Net income			349,983					349,983		349,983
Transfer of capital surplus		(1,011,441)	1,011,441							
Treasury stock acquired and disposed—net							(110)	(110)		(110)
Change of land revaluation surplus due to sale of land and recognition of impairment loss			50,076		(50,076)					
Bonuses to directors and corporate auditors			(178)					(178)		(178)
Net change in the year				(7,483)		331		(7,152)	36,610	29,458
BALANCE, FEBRUARY 28, 2007	$ 478,958	$ 478,822	$ 243,576	$ 5,110	$ 114,559	$ 890	$ (24,864)	$ 1,297,051	$ 301,754	$ 1,598,805

See notes to consolidated financial statements.

The Daiei, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended February 28, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 50,091	¥ 440,502	$ 424,500
Adjustments for:			
Income taxes paid	(2,536)	(1,576)	(21,492)
Depreciation and amortization	24,084	32,436	204,102
Amortization of goodwill	979	674	8,297
Increase in allowance for doubtful accounts	5,079	33,468	43,042
Decrease in allowance for business revitalization	(46,130)	(55,695)	(390,932)
Increase in allowance for losses on interest refunds	18,914		160,288
Interest expense	12,062	16,163	102,220
Gain from debt forgiveness		(400,420)	
Loss on disposal of property and equipment	6,072	5,126	51,458
Gain on sales of property and equipment	(43,652)	(15,018)	(369,932)
Impairment loss on long-lived assets	42,086	54,900	356,661
Gain on sales of investment securities	(6,417)	(46,833)	(54,381)
Increase in notes and accounts receivable	(63,823)	(7,079)	(540,873)
Decrease in inventories	3,980	16,317	33,729
Decrease in accounts payable and accrued expenses	(9,963)	(42,760)	(84,432)
Interest paid	(13,344)	(16,317)	(113,085)
Other—net	10,465	(1,883)	88,686
Total adjustments	(62,144)	(428,497)	(526,644)
Net cash provided by (used in) operating activities	(12,053)	12,005	(102,144)
INVESTING ACTIVITIES:			
Acquisition of property and equipment	(33,255)	(20,750)	(281,822)
Proceeds from sales of property and equipment	159,417	27,648	1,350,991
Proceeds from sales of investment securities	11,226	82,195	95,136
Proceeds from redemption of lease deposits	14,577	22,215	123,534
Other—net	(3,767)	4,218	(31,924)
Net cash provided by investing activities	148,198	115,526	1,255,915
FINANCING ACTIVITIES:			
Increase (decrease) in short-term borrowings—net	22,577	(143,738)	191,331
Proceeds from long-term debt	204,084	151,274	1,729,525
Repayment of long-term debt	(404,317)	(241,012)	(3,426,415)
Allotment of common stock and classified stock to third parties, net of debt for equity swap		72,001	
Other—net	(1,466)	(1,738)	(12,424)
Net cash used in financing activities	(179,122)	(163,213)	(1,517,983)
FORWARD	¥ (42,977)	¥ (35,682)	$ (364,212)

(Continued)

The Daiei, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended February 28, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
FORWARD	¥ (42,977)	¥ (35,682)	$ (364,212)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS		977	
NET DECREASE IN CASH AND CASH EQUIVALENTS	(42,977)	(34,705)	(364,212)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	169,336	204,151	1,435,051
DECREASE IN CASH AND CASH EQUIVALENTS BY DECONSOLIDATION OF A SUBSIDIARY		(110)	
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 126,359	¥ 169,336	$ 1,070,839
CASH FLOW INFORMATION:			
Effect of deconsolidation of subsidiaries upon sales of their stocks to third parties:			
Assets decreased	¥24,261	¥24,595	$205,602
Liabilities decreased	34,609	53,138	293,297
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Debt-for-equity swap arrangements:			
Borrowings decreased		40,000	
Capital stock increased		20,000	
Additional paid-in capital increased		20,000	

See notes to consolidated financial statements.

(Concluded)

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which was effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made in the 2006 financial statements to conform to the classifications used in 2007.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which The Daiei, Inc. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at February 28, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. BUSINESS PLAN

In February 2002, the Company initiated the "New Three-Year Restoration Program." The Company had steadily implemented the "New Three-Year Restoration Program" and achieved results as planned in reducing the interest bearing debts level. However, the Company still had a large amount of debt with an unsatisfactory level of recovery of operations in its core retail business. Therefore, there still existed a concern for lower profitability due to a worsening business environment.

Under these business conditions, on December 28, 2004, the Company developed a new business restructuring plan (the "Business Plan") which included the closure of stores and other restructuring measures, an early adoption of the new accounting standard for impairment of fixed assets, investment and recapitalization by the Company's major banks and new investors, and financial assistance from the Industrial Revitalization Corporation of Japan ("IRCJ"), with the objective of fundamentally resolving the business challenges and to concentrate management resources on core businesses. The Business Plan was approved by IRCJ on the same day.

As of February 28, 2005, the Company faced a net capital deficiency of ¥412,098 million as a result of posting losses arising from the execution of the Plan.

In connection with the Business Plan, the Company has taken the following actions:

a. ***Recapitalization***—On March 7, 2005, the Board of Directors approved the following financial recapitalization plan (the "Recapitalization Plan"). The Recapitalization Plan was also approved at the Special Meeting of Preferred Shareholders on March 29, 2005 and at the Extraordinary General Meeting of Shareholders and the Special Meeting of Common Shareholders held on March 30, 2005.

(1) A capital reduction and cancellation of the Class A preferred stock (4,500,000 shares), Class B preferred stock (4,500,000 shares), Class E preferred stock (50,000,000 shares), Class F preferred stock (80,000,000 shares) and Class G preferred stock (50,000,000 shares) without compensation to shareowners

The amount of capital stock was reduced from ¥119,510 million to ¥500 million.

Effective date of the capital reduction and the cancellation was May 10, 2005.

(2) A reverse stock split of one for ten

Common shares, in addition, the number of shares constituting a share trading unit was reduced from 500 to 50.

Effective date of the reverse stock split was May 10, 2005.

(3) A change of conversion terms of the Class D-1 and Class D-2 preferred stock

According to the revised terms, the Class D-1 and Class D-2 preferred shares were converted to common shares on March 31, 2005, and were then subject to the reverse stock split as stated in (2) above.

(4) Issuance of new shares to the third parties

(a) The details of the issuance of common shares

1.	Number of shares to be issued:	33,244,650 shares
2.	Issuance price:	¥1,113 for one common share
3.	The total amount of the issuance price:	¥37,001 million
4.	Amount of capitalization:	¥18,517 million
5.	Allotted parties and numbers of shares	
	DRF Limited:	23,292,700 shares
	Marubeni Retail Investment Co., Ltd.:	9,951,950 shares

(b) The details of the issuance of Class Koh classified shares

1.	Number of shares to be issued:	99,733,950 shares
2.	Issuance price:	¥752 for one common share
3.	The total amount of the issuance price:	¥75,000 million
4.	Amount of capitalization:	¥37,500 million
5.	Allotted parties and numbers of shares	
	IRCJ:	66,489,300 shares
	DRF Limited:	23,292,700 shares
	Marubeni Retail Investment Co., Ltd.:	9,951,950 shares

b. ***Debt Restructuring***—On March 25, 2005, the Company entered into debt restructuring agreements with three major banks (UFJ Bank, Ltd. (currently, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd.), other financial institutions and IRCJ. Based on these agreements, by March 31, 2005, the Company obtained debt forgiveness of ¥400,420 million from these major banks and other financial institutions.

In addition, according to these agreements, the Company is not required to repay any principal amounts until February 29, 2008, unless certain defined events occur such as profitable operating results are obtained or underlying collateralized assets are sold off.

c. ***Restructuring***—As of February 28, 2005, the Company established a restructuring reserve of ¥165,865 million for store closures, employee terminations, and write-offs of facilities and equipment.

As of February 28, 2007, as a result of store closures and other measures, the allowance for business revitalization decreased to ¥21,894 million ($185,542 thousand).

d. ***Stock-for-stock Exchange***—On May 9, 2005, the Company and its subsidiary, JUJIYA Co., Ltd. ("JUJIYA"), agreed to a stock-for-stock exchange such that JUJIYA became a wholly owned subsidiary of the Company after the corporate resolutions of both companies.

Outline of the stock-for-stock exchange agreement

(1) Date of stock-for-stock exchange

July 1, 2005

(2) Ratio of stock-for-stock exchange

The stock-for-stock exchange ratio of the Company to JUJIYA is 1 to 0.043.

The Company does not allot shares to 158,899,166 common shares of JUJIYA held by the Company.

(3) Number of shares which are issued upon the stock-for-stock exchange

2,960,646 common shares

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Consolidation***—The accompanying consolidated financial statements as of February 28, 2007 and 2006, include the accounts of the Company and its subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Company is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates for fiscal 2007 and 2006 are summarized below:

	2007	2006
Consolidated subsidiaries	52	77
Affiliates	11	11

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the group is eliminated.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition, is amortized on a straight-line basis principally over 5 or 20 years, while certain goodwill that is immaterial in terms of amount is expensed when acquired.

b. ***Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, commercial paper and certain investments, all of which mature or become due within three months of the date of acquisition.

c. ***Inventories***—Merchandise inventories are principally stated at cost as determined by the retail method applied on an average basis.

d. ***Marketable and Investment Securities***—All securities held by the Companies are classified as available-for-sale securities, and reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Available-for-sale securities whose fair values are not readily determinable are stated at cost determined principally by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. ***Property and Equipment***—Depreciation of buildings and structures of the Company and buildings of certain of its consolidated subsidiaries is computed using the straight-line method, while the declining-balance method is used for equipment and fixtures of the Company and principally for the property and equipment of its subsidiaries.

The range of useful lives is from 5 to 50 years for buildings and structures.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. Depreciation charged to expense for fiscal 2007 and 2006 was ¥18,393 million ($155,873 thousand) and ¥24,269 million, respectively.

f. ***Long-lived Assets***—The Companies review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. ***Employees' Retirement Benefits***—The Company and most of the consolidated subsidiaries have contributory funded pension plans and unfunded retirement benefit plans covering substantially all employees. In March 2005, defined contribution pension plans were established.

Effective March 1, 2001, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation as of March 1, 2001 has principally been amortized over 15 years starting from the year ended February 28, 2002 on a straight-line method. Annual amortization is presented as other expense in the consolidated statements of income.

Directors and corporate auditors are not covered by the retirement and termination plans described above. Benefits paid to such individuals are charged to income when paid. Any amounts eventually payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

h. ***Allowance for Business Revitalization***—Allowance for loss on business revitalization is provided for estimated costs of store shut down and other restructuring measures arising from the execution of the "Business Plan."

i. ***Allowance for Losses on Interest Refunds***—OMC Card, Inc., which is a consolidated subsidiary, provided an allowance for losses on interest refunds in amounts considered to be appropriate based on the past refund experience and the recent situation regarding interest refunds.

In October 2006, "Application of auditing for provision of allowance for loss for reclaimed refund of interest in the accounting of consumer finance companies" of the industry audit practice committee report No. 37 was issued by the Japanese Institute of Certified Public Accountants. Although this report did not require adoption until on or after the fiscal year ended March 31, 2007, OMC Card, Inc. adopted this treatment from the beginning of the year ended February 28, 2007 as early adoption was permitted. As a result of this adoption, ¥985 million ($8,347 thousand) included in accounts payable and ¥9,191 million ($77,890 thousand) included in provisions for doubtful accounts at the beginning of the year were reclassified to provision for losses on interest refunds, and provision for losses on interest refunds of ¥10,958 million ($92,864 thousand) is recorded as other expense.

j. ***Leases***—The Companies conduct a large part of their retail store operations in leased facilities. Operations are charged currently for rentals as specified in the lease agreements. In accordance with accounting practices in Japan, no lease obligations have been capitalized.

The Companies lease certain equipment and fixtures under noncancelable agreements with initial lease periods of 5 to 7 years. The agreements are renewable at substantially reduced rentals and the initial lease periods are less than the estimated useful lives of the properties. These leases are accounted for as operating leases. Under Japanese accounting standards for leases, whether as a lessee or as a lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The "as if capitalized" information as a lessor is also disclosed (see Note 10.b).

k. ***Foreign Currency Financial Statements***—Financial statements of a foreign affiliate are translated into Japanese yen at year-end rates except for equity which is translated at historical rates.

Differences arising from such translation are presented as "foreign currency translation adjustments" in a separate component of equity.

l. ***Foreign Currency Transactions***—All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

m. ***Derivatives and Hedging Activities***—The Company and certain consolidated subsidiaries use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, interest rate swaps and interest rate options are utilized to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts are utilized to hedge foreign currency exposures in procurement of merchandise from overseas suppliers.. Trade payables denominated in foreign currencies are translated at the forward exchange contracted rates if the forward contracts qualify for hedge accounting.

Interest rate swaps are utilized to hedge interest rate exposures of long-term debt. These swaps, which qualify for hedge accounting, are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liabilities or assets. In addition, the interest rate swaps, which also meet specific matching criteria, are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

n. ***Stock and Debt Issuance Costs***—Stock and debt issuance costs are charged to income as incurred.

o. ***Income Taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

The Company files a tax return under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of the parent company and its wholly owned domestic subsidiaries.

p. *Appropriations of Retained Earnings or Deficit*—Appropriations of retained earnings or deficit at each year end are reflected in the financial statements in the year following shareholders' approval.

q. *Per Share Information*—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if classified stocks were converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding classified stocks at the beginning of the year.

r. *Presentation of Equity*—On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of February 28, 2007 is presented in line with this new accounting standard.

s. *Stock Options*—On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

The Company adopted the new accounting standard for stock options in the current year, however, there was no effect because the Company has not granted any stock options subsequent to May 1, 2006.

t. *New Accounting Pronouncements*

Measurement of Inventories—Under generally accepted accounting principles in Japan, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories," which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting—On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Lessee—Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions should be capitalized as leased assets and lease obligations.

Lessor—Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessor's financial statements. The revised accounting standard requires that all finance lease transactions should be capitalized as lease receivables or investment in lease.

The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

4. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of February 28, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Non-current:			
Marketable securities	¥ 2,206	¥ 3,225	$ 18,695
Non-marketable equity securities	2,531	3,168	21,449
Total	¥ 4,737	¥ 6,393	$ 40,144

The carrying amounts and aggregate fair values of marketable securities at February 28, 2007 and 2006 were as follows:

	Millions of Yen			
February 28, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	¥ 989	¥ 1,217		¥ 2,206
Total	¥ 989	¥ 1,217		¥ 2,206
February 28, 2006				
Securities classified as available-for-sale equity securities	¥ 1,029	¥ 2,196		¥ 3,225
Total	¥ 1,029	¥ 2,196		¥ 3,225

February 28, 2007	Thousands of U.S. Dollars Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	$ 8,381	$ 10,314		$ 18,695
Total	$ 8,381	$ 10,314		$ 18,695

Available-for-sale securities whose fair value is not readily determinable as of February 28, 2007 and 2006 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Available-for-sale equity securities	¥ 2,531	¥ 3,168	$ 21,449

Proceeds from sales of available-for-sale securities for the year ended February 28, 2007 were ¥8,543 million ($72,398 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥6,417 million ($54,381 thousand) and ¥2 million ($17 thousand), respectively, for the year ended February 28, 2007.

Proceeds from sales of available-for-sale securities for the year ended February 28, 2006 were ¥75,130 million. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥46,833 million and ¥9 million, respectively, for the year ended February 28, 2006.

5. IMPAIRMENT OF LONG-LIVED ASSETS

In the year ended February 28, 2007, the Companies reviewed their long-lived assets for impairment. As a result, an impairment loss was recognized on the following groups of assets:

Region	Usage	Millions of Yen	Thousands of U.S. Dollars	Classification
Hokkaido	Stores Rental properties, etc.	¥ 3,176	$ 26,915	Land and buildings, etc.
Tohoku	Stores	9	76	Buildings, etc.
Kanto	Stores Rental properties, etc.	11,401	96,619	Land and buildings, etc.
Chubu	Stores Rental properties, etc.	834	7,068	Land and buildings, etc.
Kinki	Stores Rental properties, etc.	21,148	179,220	Land and buildings, etc.
Chugoku, Shikoku	Stores, etc.	246	2,085	Land and buildings, etc.
Kyushu, Okinawa	Stores Rental properties, etc.	5,272	44,678	Land and buildings, etc.

The Companies categorize stores as standard units generating cash flows, and rental properties, idle properties and other operating facilities as individual independent units.

In 2007, the book value of the groups of assets where there had been a significant decline in profitability and market value were reduced to the expected recoverable amounts. Such recoverable amounts were estimated using net selling prices based on Real Estate Appraisal Standards and values in use by discounting estimated future cash flows. Mainly a discount rate of 7% was used for computing the value in use. The amount written down was recorded as an impairment loss of ¥42,086 million ($356,661 thousand) as other expense.

Impairment loss on long-lived assets recorded for the year ended February 28, 2007 consisted of the following:

Category	Millions of Yen	Thousands of U.S. Dollars
Buildings and others	¥ 30,041	$ 254,585
Land	12,045	102,076
Total	¥ 42,086	$ 356,661

In the year ended February 28, 2006, the Companies reviewed their long-lived assets for impairment and, as a result, an impairment loss was taken on the following groups of assets:

Region	Usage	Millions of Yen	Classification
Hokkaido	Stores Rental properties, etc. Idle properties	¥ 6,365	Land and buildings, etc.
Tohoku	Stores Rental properties, etc. Idle properties	449	Land and buildings, etc.
Kanto	Stores Rental properties, etc. Idle properties	19,777	Land and buildings, etc.
Chubu	Stores Rental properties, etc. Idle properties	5,165	Land and buildings, etc.
Kinki	Stores Rental properties, etc. Idle properties	10,490	Land and buildings, etc.
Chugoku, Shikoku	Stores Rental properties, etc. Idle properties	135	Land and buildings, etc.
Kyushu, Okinawa	Stores Rental properties, etc. Idle properties	12,519	Land and buildings, etc.

In 2006, the book value of the groups of assets where there had been a significant decline in profitability and market value were reduced to the expected recoverable amounts. Such recoverable amounts were estimated using net selling prices based on Real Estate Appraisal Standards and values in use by discounting estimated future cash flows. Mainly a discount rate of 6% was used for computing the value in use. The amount written down was recorded as an impairment loss of ¥54,900 million as other expense.

Impairment loss on long-lived assets recorded for the year ended February 28, 2006 consisted of the following:

Category	Millions of Yen
Buildings and lease properties	¥ 24,485
Land	26,255
Leasehold and others	4,160
Total	¥ 54,900

6. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at February 28, 2007 and 2006, consisted of short-term borrowings from banks and other financial institutions.

The weighted-average interest rate of short-term borrowings for the years ended February 28, 2007 and 2006 were 2.3% and 2.0%, respectively.

Long-term debt as of February 28, 2007 and 2006, is summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
1.5%–6.0% loans from banks and other financial institutions, due 2007–2021:			
Collateralized	¥ 219,152	¥ 408,229	$ 1,857,221
Unsecured	339,712	352,243	2,878,915
Total	558,864	760,472	4,736,136
Current portion included in current liabilities	(330,663)	(200,563)	(2,802,229)
Total	¥ 228,201	¥ 559,909	$ 1,933,907

Aggregate annual maturities of long-term debt less current portion at February 28, 2007 are summarized as follows:

Fiscal Year	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 99,455	$ 842,839
2010	115,684	980,373
2011	6,774	57,407
2012	4,400	37,288
2013 and thereafter	1,888	16,000
Total	¥ 228,201	$ 1,933,907

As of February 28, 2007, the following assets and treasury stock were pledged as collateral to secure accounts payable (primarily trade) of ¥229 million ($1,941 thousand), long-term debt (including current portion) of ¥219,152 million ($1,857,220 thousand) and other long-term liabilities of ¥2,381 million ($20,178 thousand).

Assets and Treasury Stock	Millions of Yen	Thousands of U.S. Dollars
Cash and time deposits	¥ 17	$ 144
Inventories	24	203
Buildings and structures	44,067	373,449
Land	114,589	971,093
Investment securities including those in affiliates	16,311	138,229
Lease deposits	64,167	543,788
Other long-term assets	9,644	81,729
Treasury stock	2,092	17,729
Total	¥ 250,911	$ 2,126,364

7. EMPLOYEES' RETIREMENT BENEFITS

The liability for employees' retirement benefits at February 28, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Projected benefit obligation	¥ 57,312	¥ 61,824	$ 485,695
Fair value of plan assets	(21,753)	(22,485)	(184,348)
Unrecognized transitional obligation	(6,929)	(8,842)	(58,720)
Unrecognized actuarial loss	(6,766)	(6,211)	(57,339)
Unrecognized prior service cost	594	620	5,034
Prepaid pension expense	70	98	593
Net liability	¥ 22,528	¥ 25,004	$ 190,915

The components of net periodic retirement benefit costs for the years ended February 28, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Service cost	¥ 4,546	¥ 5,379	$ 38,526
Interest cost	778	1,041	6,593
Expected return on plan assets	(48)	(24)	(407)
Amortization of plan transitional obligation	1,164	1,490	9,865
Recognized actuarial loss	871	925	7,381
Amortization of prior service cost	(224)	(81)	(1,898)
Others	1,046	1,364	8,864
Net periodic benefit costs	¥ 8,133	¥ 10,094	$ 68,924

Assumptions used for the years ended February 28, 2007 and 2006, were as follows:

	2007	2006
Discount rate	0.8%–2.0%	0.8%–2.0%
Expected rate of return on plan assets	0.0%–2.0%	0.0%–4.8%
Amortization period of prior service cost	Principally 9 years	Principally 10 years
Recognition period of actuarial gain/loss	Principally 9 years	Principally 10 years
Amortization period of transitional obligation	15 years	Principally 15 years

8. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases/Decreases and Transfer of Capital Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

Recapitalization

As mentioned in Note 2.a, on March 7, 2005, the Board of Directors approved the Recapitalization Plan.

Stock-for-stock Exchange

As mentioned in Note 2.d, on July 1, 2005, the Company and JUJIYA implemented a stock-for-stock exchange such that JUJIYA became a wholly owned subsidiary of the Company after the corporate resolutions of both companies.

9. STOCK OPTIONS

The stock option outstanding as of February 28, 2007 is as follows:

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price	Exercise Period
2005 Stock Option	2 directors	747,300 shares	2005.7.11	¥ 1,962 ($ 16.63)	From March 1, 2008 to May 25, 2015

The stock option activity is as follows:

	2005 Stock Option (Shares)
For the Year Ended February 28, 2006	
Non-vested:	
February 28, 2005—outstanding	
Granted	747,300
Canceled	
Vested	
February 28, 2006—outstanding	747,300
Vested:	
February 28, 2005—outstanding	
Vested	
Exercised	
Canceled	
February 28, 2006—outstanding	
For the Year Ended February 28, 2007	
Non-vested:	
February 28, 2006—outstanding	747,300
Granted	
Canceled	(373,650)
Vested	
February 28, 2007—outstanding	373,650
Vested:	
February 28, 2006—outstanding	
Vested	
Exercised	
Canceled	
February 28, 2007—outstanding	
Exercise price	¥1,962 ($16.63)

10. LEASE

In connection with leased store facilities, in most cases, store buildings are constructed to the Companies' specifications on land owned by the lessor. The facilities are leased for a 20-year term, with annual rental charges under individual contracts which are renegotiated every 2 or 3 years. Clauses for renewals vary by individual lease contract; however, these agreements generally are renewable upon expiration. There is no provision for contingent rentals.

Generally, substantially all of the costs of construction of these store buildings is financed by the Companies in the form of lease deposits paid to the lessor. These lease deposits, less a non-interest bearing withholding of 10%–20% which is refundable upon termination of the lease contract, are refunded on an equal installment basis over the last 10 years of the lease. Lease deposits are non-interest bearing for the first 10 years of the lease contract, but bear interest ranging up to 3% in the final 10 years of the contracts except for the aforementioned withholdings.

Total rental expenses for store facilities, office space and equipment including lease payments under finance leases for fiscal 2007 and 2006 were ¥76,468 million ($648,034 thousand) and ¥95,200 million, respectively.

For the year ended February 28, 2006, the Companies recorded an impairment loss of ¥34 million on certain leased property held under finance leases that do not transfer ownership, as an allowance for impairment loss on leased property, which is included in long-term liabilities—other.

a. *Lessee*

Following is pro forma information for fiscal 2007 and 2006, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2007			Year Ended February 28, 2006			Year Ended February 28, 2007		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 2,164	¥ 1,068	¥ 3,232	¥ 1,509	¥ 460	¥ 1,969	$ 18,339	$ 9,051	$ 27,390
Accumulated depreciation	765	343	1,108	510	132	642	6,483	2,907	9,390
Accumulated impairment loss	86	57	143	89	63	152	729	483	1,212
Net leased property	¥ 1,313	¥ 668	¥ 1,981	¥ 910	¥ 265	¥ 1,175	$ 11,127	$ 5,661	$ 16,788

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 595	¥ 384	$ 5,043
Due after one year	1,524	967	12,915
Total	¥ 2,119	¥ 1,351	$ 17,958

Depreciation expense, interest expense and other information under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Depreciation expense	¥ 490	¥ 295	$ 4,153
Interest expense	61	38	517
Total	¥ 551	¥ 333	$ 4,670
Lease payments	¥ 533	¥ 374	$ 4,517
Decrease in accumulated impairment loss	36	49	305
Loss on impairment		34	

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 22,151	¥ 24,172	$ 187,720
Due after one year	99,983	129,586	847,314
Total	¥ 122,134	¥ 153,758	$ 1,035,034

Sublease agreements with tenants are generally for terms of six years, cancelable and renewable, and annual rental charges are renegotiated every three years. Such sublease agreements provide for both base rentals and percentage rentals based upon sales.

The Company pledged other store lease deposits of ¥2,118 million ($17,949 thousand) to provide additional security to buyers of the lease deposit claims.

b. Lessor

Following is pro forma information for fiscal 2007 and 2006, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2007			Year Ended February 28, 2006			Year Ended February 28, 2007		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 4,009	¥ 2,682	¥ 6,691	¥ 7,572	¥ 6,902	¥ 14,474	$ 33,975	$ 22,728	$ 56,703
Accumulated depreciation	2,790	1,419	4,209	6,013	4,486	10,499	23,644	12,025	35,669
Net leased property	¥ 1,219	¥ 1,263	¥ 2,482	¥ 1,559	¥ 2,416	¥ 3,975	$ 10,331	$ 10,703	$ 21,034

Receivables under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 731	¥ 1,401	$ 6,195
Due after one year	1,938	2,854	16,424
Total	¥ 2,669	¥ 4,255	$ 22,619

Depreciation expense, interest income and lease income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Depreciation expense	¥ 1,028	¥ 2,008	$ 8,712
Interest income	158	227	1,339
Total	¥ 1,186	¥ 2,235	$ 10,051
Lease income	¥ 1,203	¥ 2,266	$ 10,195

Depreciation expense and interest income, which are not reflected in the accompanying consolidated statements of income, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2007 and 2006 were as follows:

	Millions of Yen		Thousands U.S. Dollai
	2007	2006	2007
Due within one year	¥ 241	¥ 233	$ 2,042
Due after one year	1,850	2,010	15,678
Total	¥ 2,091	¥ 2,243	$ 17,720

11. INCOME TAXES

The Companies are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended February 28, 2007 and 2006.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at February 28, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred tax assets:			
Tax loss carryforwards	¥ 113,737	¥ 107,187	$ 963,873
Impairment loss on long-lived assets	44,595	64,761	377,924
Allowance for doubtful accounts	16,611	24,752	140,771
Employees' retirement benefits	16,438	17,276	139,305
Other	48,616	71,146	412,000
Less valuation allowance	(214,989)	(270,182)	(1,821,941)
Deferred tax assets	25,008	14,940	211,932
Deferred tax liabilities:			
Land revaluation	(9,353)	(14,393)	(79,263)
Adjustment of investment securities for consolidated tax purpose	(2,696)		(22,847)
Undistributed earnings of affiliated companies	(2,682)	(978)	(22,729)
Unrealized intercompany profits	(2,008)	(536)	(17,017)
Other	(2,383)	(5,173)	(20,195)
Deferred tax liabilities	(19,122)	(21,080)	(162,051)
Net deferred tax assets (liabilities)	¥ 5,886	¥ (6,140)	$ 49,881

Deferred tax assets and liabilities appearing on the consolidated balance sheets are net amounts among each consolidated entity while the figures above are gross amounts.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the years ended February 28, 2007 and 2006 is as follows:

	2007	2006
Normal effective statutory tax rate	40.7%	40.7%
Valuation allowance	(48.8)	(26.5)
Utilization of tax loss carryforwards	(11.4)	(15.9)
Tax benefits not recognized on operating losses of subsidiaries	15.3	3.7
Undistributed earnings of affiliated companies	3.4	0.2
Other—net	3.5	0.8
Actual effective tax rate	2.7%	3.0%

12. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999, respectively, the Company adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There was no effect on the consolidated statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly and an impairment loss is recognized, as defined in the law, such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

13. DERIVATIVES

The Company enters into foreign exchange forward contracts to hedge foreign exchange risk associated with certain liabilities denominated in foreign currencies.

OMC Card, Inc., which is a consolidated subsidiary, enters into interest rate swap contracts to manage interest rate exposures on certain liabilities.

All derivative transactions, which are entered into to hedge interest and foreign currency exposures incorporated within its business, are subject to market risk. However, the risk is considered to be managed since the derivative transactions are not entered into for speculative purposes. The market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading purposes. Because the counterparties to these derivatives are limited to major international financial institutions with high credit ratings, the Companies do not anticipate any material losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Market value information for the years ended February 28, 2007 and 2006 is not disclosed because all of the derivatives qualified for hedge accounting.

14. CONTINGENT LIABILITIES

As of February 28, 2007, the Companies are contingently liable for guarantees and items of a similar nature for loans and borrowings of others as follows:

	Millions of Yen	Thousands of U.S. Dollars
Borrowings of store lessors	¥ 1,236	$ 10,475
Borrowings of customers	754	6,390
Employees' housing loans	68	576

15. SEGMENT INFORMATION

a. Operations in Different Businesses

	Millions of Yen					
	Year Ended February 28, 2007					
	Retail	Finance	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2007						
Operating revenues:						
Customers	¥ 1,023,907	¥ 154,118	¥ 105,863	¥ 1,283,888		¥ 1,283,888
Transfers between segments	11,271	12,405	54,079	77,755	¥ (77,755)	
Total	1,035,178	166,523	159,942	1,361,643	(77,755)	1,283,888
Costs and operating expenses	1,027,468	132,804	152,995	1,313,267	(77,687)	1,235,580
Operating income	¥ 7,710	¥ 33,719	¥ 6,947	¥ 48,376	¥ (68)	¥ 48,308
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures—2007						
Assets	¥ 608,418	¥ 649,556	¥ 70,866	¥ 1,328,840	¥ (189,431)	¥ 1,139,409
Depreciation	10,196	8,621	4,498	23,315		23,315
Loss on impairment of long-lived assets	35,546	5,206	1,334	42,086		42,086
Capital expenditures	12,372	18,172	6,376	36,920		36,920

	Thousands of U.S. Dollars					
	Year Ended February 28, 2007					
	Retail	Finance	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2007						
Operating revenues:						
Customers	$ 8,677,178	$ 1,306,085	$ 897,144	$ 10,880,407		$ 10,880,407
Transfers between segments	95,517	105,127	458,297	658,941	$ (658,941)	
Total	8,772,695	1,411,212	1,355,441	11,539,348	(658,941)	10,880,407
Costs and operating expenses	8,707,356	1,125,458	1,296,568	11,129,382	(658,365)	10,471,017
Operating income	$ 65,339	$ 285,754	$ 58,873	$ 409,966	$ (576)	$ 409,390
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures—2007						
Assets	$ 5,156,085	$ 5,504,712	$ 600,559	$ 11,261,356	$ (1,605,348)	$ 9,656,008
Depreciation	86,407	73,059	38,119	197,585		197,585
Loss on impairment of long-lived assets	301,237	44,119	11,305	356,661		356,661
Capital expenditures	104,847	154,000	54,034	312,881		312,881

	Millions of Yen					
	Year Ended February 28, 2006					
	Retail	Finance	Other	Total	Eliminations	Consolidations
and Operating Income—2006						
Operating revenues:						
Customers	¥ 1,385,778	¥ 146,570	¥ 142,779	¥ 1,675,127		¥ 1,675,127
Transfers between segments	15,396	16,213	88,592	120,201	¥ (120,201)	
Total	1,401,174	162,783	231,371	1,795,328	(120,201)	1,675,127
Costs and operating expenses	1,402,878	125,794	221,942	1,750,614	(120,014)	1,630,600
Operating income (loss)	¥ (1,704)	¥ 36,989	¥ 9,429	¥ 44,714	¥ (187)	¥ 44,527
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures—2006						
Assets	¥ 929,869	¥ 697,390	¥ 76,601	¥ 1,703,860	¥ (360,553)	¥ 1,343,307
Depreciation	12,918	11,532	5,660	30,110		30,110
Loss on impairment of long-lived assets	47,455	5,545	1,900	54,900		54,900
Capital expenditures	12,703	9,182	6,289	28,174		28,174

Note: Classification of Business Segments—The business segments, which are classified according to the Companies' strategy, principally include the following:

Retail Business consists of general merchandise stores, supermarkets, department stores, specialty stores for the sale of clothing and sundry goods and management of shopping centers in retail stores.

Finance Business consists of sales of financial instruments, credit loan and lease business.

Other Business consists of commercial establishment management, real estate services and leisure business.

b. *Segment Information by Geographic Area*—Japan operating revenues and total assets of the Company and its domestic subsidiaries for fiscal 2007 and 2006 represented more than 90% of the consolidated operating revenues and total assets of the respective years. Accordingly, disclosure of segment information by geographic area is not disclosed.

c. *Overseas Operating Revenues*—Overseas operating revenues for fiscal 2007 and 2006 were less than 10% of the consolidated operating revenues of the respective years. Accordingly, disclosure of overseas operating revenues is not disclosed.

16. RELATED PARTY TRANSACTIONS

There were no related party transactions for the year ended February 28, 2007.

Transactions of the Company with related parties for the year ended February 28, 2006 were as follows:

		Equity	Description	Millions of Yen		
Attribute	Name of Related Party	Ownership Percentage	of the Transaction	For the Year Ended February 28, 2006	Accounts	At February 28, 2006
Major shareholder	IRCJ	Directly 33.7	Borrowing[1]	¥ 254,064	Long-term debt	¥ 162,757
			Payment of interest[2]	5,168	Accrued expenses	388
			Subscription for stock[3]	50,000		
Major shareholder	DRF Limited	Directly 23.6	Subscription for stock[3]	43,441		
Major shareholder	Marubeni Retail Investment Co., Ltd.	Directly 10.1	Subscription for stock[3]	18,560		

(1) Certain property and equipment, investment securities and other assets were pledged as collateral to secure long-term debt of ¥161,481 million.

(2) Contract interest rates were determined in consideration of market interests.

(3) Subscription for stock was in connection with the Recapitalization Plan (see Note 2.a).

17. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended February 28, 2007 and 2006 is as follows:

Year Ended February 28, 2007	Millions of Yen Net Income	Thousands of Shares Weighted-average Shares	Yen EPS	U.S. Dollars EPS
Basic EPS—Net income available to common shareholders	¥ 41,298	197,997	¥ 208.58	$ 1.77
Effect of dilutive securities—Stock option		103		
Diluted EPS—Net income for computation	¥ 41,298	198,100	¥ 208.47	$ 1.77

Weighted-average shares include 99,733 thousand shares of Class Koh classified stock.

Year Ended February 28, 2006	Millions of Yen Net Income	Thousands of Shares Weighted-average Shares	Yen EPS
Basic EPS—Net income available to common shareholders	¥ 413,160	174,201	¥ 2,371.74
Effect of dilutive securities:			
Convertible classified stock		13,020	
Stock option		135	
Diluted EPS—Net income for computation	¥ 413,160	187,356	¥ 2,205.20

Weighted-average shares reflect the reverse stock split as described in Note 2, and include 80,606 thousand shares of Class Koh classified stock, 245 thousand shares of Class A preferred stock and 3,851 thousand shares of Class G preferred stock.

18. SUBSEQUENT EVENT

On March 16, 2007, the Company sold 26,201 thousand shares of investment securities in Maruetsu, Inc. to AEON Co., Ltd. for ¥16,507 million ($139,890 thousand) to strengthen financial stability, and ¥7,435 million ($63,008 thousand) of gain on sales is to be recorded in fiscal 2008.

There still remains 20,386 thousand shares of Maruetsu, Inc., which represents 16.3% of the total voting rights, as investment securities at the Company.

* * * * * *

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3) 3457 7321
Fax: +81(3) 3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Daiei, Inc.:

We have audited the accompanying consolidated balance sheets of The Daiei, Inc. and subsidiaries as of February 28, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Daiei, Inc. and subsidiaries as of February 28, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 24, 2007

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

The standards to audit such consolidated financial statements are those which are generally accepted in Japan.

Corporate Profile

Board of Directors and Officers (as of May 24,2007)

Chairman
Yoshiharu Kawato

Vice Chairman
Fumiko Hayashi

President
Toru Nishimi

Managing Directors
Kouji Yamazaki
Yoshiaki Takahashi
Hikaru Minami
Akinori Yamashita

Directors
Keiji Nakamae
Hiroyuki Ozaki
Seishiro Sato
Tetsuro Sakamoto

Corporate Auditors
Tomoyuki Kamata
Eisuke Nagai
Masanori Sasaki
Masaaki Toyoshima

Main Offices

<Head Office>
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe 650-0046
Japan
Tel: +81-78-302-5001

<Toyocho Office>
2-2-20, Toyo
Koto-ku, Tokyo 135-0016
Japan
Tel: +81-3-6388-7100

END

The Daiei, Inc. 4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe 650-0046 Japan